Monte Cristo Productions

ANNUAL REPORT

www.loveandtorture.com/financials

This Annual Report is dated April 23, 2019.

BUSINESS

Monte Cristo Productions was formed exclusively to produce the film, "Why Torture is Wrong, and the People Who Love Them." This film was originally a play of the same title. The piece was written by Tony-Award winning playwright, Christopher Durang. Mr. Durang has also written the adapted screenplay. We are having conversations with well known, high level actors about being involved in the film. The production budget is currently estimated at. $2.6 million.

Previous Offerings

Between May, 2018 and September, 2018, we sold 15,330 units of Revenue Sharing rights in exchange for $1 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Monte Cristo Productions LLC BALANCE SHEETS as of DECEMBER 31, 2018 AND 2017 (unaudited)			
		As of Dec 31, 2018	As of Dec 31, 2017

	ASSETS		
	Current Assets	$10,000.00	
	Bank Accounts		
	Checking	$10,000.00	$0.00
	Total Bank Accounts	$10,000.00	$0.00
	Accounts Receivable		
	Accounts Receivable	$0.00	$0.00
	Total Accounts Receivable	$0.00	$0.00
	Total Current Assets	$10,000.00	$0.00
	TOTAL ASSETS	$10,000.00	$0.00
	LIABILITIES AND EQUITY		
	Liabilities		
	Current Liabilities		
	Accounts Payable		
	Accounts Payable	$0.00	$0.00
	Total Accounts Payable	$0.00	$0.00
	Other Current Liabilities		
	Payroll Liabilities	$0.00	$0.00
	Total Other Current Liabilities	$0.00	$0.00
	Total Current Liabilities	$0.00	$0.00
	Total Liabilities	$0.00	$0.00
	Equity		
	Owner's Investment	$0.00	$0.00
	Owner's Draw	$0.00	$0.00
	Retained Earnings	$0.00	$0.00
	Net Income	$0.00	$0.00
	Total Equity	$0.00	$0.00
	TOTAL LIABILITIES AND EQUITY	$0.00	$0.00

	Monte Cristo Productions LLC		
	STATEMENTS OF OPERATIONS		
	FOR THE YEARS ENDED		

		DECEMBER 31, 2018 AND 2017 (unaudited)			
			Jan - Dec 2018		Jan - Dec 2017
	Income				
	Revenue				
	Sales		0.00		0.00
	Other				
	Total Income	$	0.00	$	0.00
	Cost of Goods Sold				
	COGS				
	Total Cost of Goods Sold	$	0.00	$	0.00
	Gross Profit	$	0.00	$	0.00
	Expenses				
	Automobile Expense		0.00		0.00
	Bank Service Charges		0.00		0.00
	Contributions		0.00		0.00
	Licenses and Permits		0.00		0.00
	Office Supplies		0.00		0.00
	Payroll Expenses		0.00		0.00
	Professional Fees		0.00		0.00
	Rent		0.00		0.00
	Salary		0.00		0.00
	Telephone		0.00		0.00
	Travel		0.00		0.00
	Utilities		0.00		0.00
	Total Expenses	$	0.00	$	0.00
	Net Operating Income	$	0.00	$	0.00
	Other Income				
	Interest Income		0.00		0.00
	Total Other Income	$	0.00	$	0.00
	Net Other Income	$	0.00	$	0.00
	Net Income	$	0.00	$	0.00

Monte Cristo Productions LLC		

STATEMENTS OF CASH FLOWS		
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017		
(unaudited)		
	Jan - Dec 2018	Jan - Dec 2017
OPERATING ACTIVITIES		
Net Income	$0.00	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Startup Costs	$0.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$0.00**	**$0.00**
Net cash provided by operating activities	**$0.00**	**$0.00**
INVESTING ACTIVITIES		
Owners' Investment	$0.00	$0.00
Net cash provided by investing activities	**$0.00**	**$0.00**
Net cash increase for period	**$0.00**	**$0.00**

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $10,000. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company has no current debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Avi Bernard – Producer/Owner/LLC Manager
Sheila Bernard – LLC Manager

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS
OF THE SECURITIES

Ownership
Avi Bernard, 100%, Membership Units

Class of Securites
Revenue Sharing

Voting Rights
Parties to the Investor Financing Agreement shall have no voting rights in the Company.

Management
The Company shall be managed by Avi Bernard.

Distribution Rights
Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

Revenues are generated through sale of domestic distribution rights, selling licencing rights to video on demand platforms such as Netflix, amazon Prime, Hulu, iTunes, and cable providers and DVD/Blue-Ray. Additionally, we will also be looking to partner up with Foreign Sales Agents to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world.

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

What it means to be a minority holder

As a holder of Revenue Participation Rights, you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

The details of potential dilution are as follows:

The investor's portion of revenue could be diluted due to the company raising additional funds beyond the projected budget amount. When the company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.

If the Company decides to raise over the published maximum, an investor could experience value dilution, with his or her pro-rated percentage being worth less than before.

RESTRICTIONS ON TRANSFER

Since a year has passed since the initial offering, there are no restrictions on transfer.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Monte Cristo Productions

By /s/ [signature]

Name: Avi Bernard

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Our financial statements can be found above.

CERTIFICATION

I, Avi Bernard, Principal Executive Officer of Monte Cristo Productions, hereby certify that the financial statements of Monte Cristo Productions included in this Report are true and complete in all material respects.

[signature]

Principal Executive Officer